VIA EDGAR

February 10, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Madeleine Joy Mateo

Re:	BRC Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-293348
Request for Acceleration of Effectiveness

Dear Ms. Mateo:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), BRC Group Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time on February 12, 2026, or as soon thereafter as practicable, unless we or our outside counsel, The NBD Group, Inc., request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, The NBD Group, Inc., by calling Sara Terheggen at (310) 890-0110.

Very truly yours,

BRC GROUP HOLDINGS, INC.

/s/ Scott Yessner
Name:	Scott Yessner
Title:	Executive Vice President and Chief Financial Officer

cc: Sara Terheggen, The NBD Group, Inc.